Exhibit 99.4

Exhibit 99.4

Q4 FY13 MANAGEMENT PRESENTATION

23 May 2013

DISCLAIMER

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: • statements about the company’s future performance; • projections of the company’s results of operations or financial condition; • statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products; • expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants; • expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy-backs; • statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC); • statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; • expectations concerning indemnification obligations; • expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs; • statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and • statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

AGENDA

Overview and Operating Review – Louis Gries, CEO

Financial Review – Russell Chenu, CFO

Questions and Answers

In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 51. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”“EBIT, margin”“Operating, profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses”, “EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses”, “Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability expenses”, “Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and “Selling, general and administrative expenses excluding New Zealand product liability expenses”). Unless otherwise stated, results and comparisons are of the 4th quarter and full year of the current fiscal year versus the 4th quarter and the full year of the prior fiscal year.

OVERVIEW AND OPERATING REVIEW

Louis Gries, CEO

James Hardie

GROUP OVERVIEW[1]

US$ Millions	Q4 FY 2013	Q4 FY 2012	% Change	FY 2013	FY 2012	% Change
Net operating (loss) profit	(69.5)	480.7	-	45.5	604.3	(92)
Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	**30.7**	**34.5**	(11)	**140.8**	**144.3**	(2)
Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments (US cents)	6.9	7.9	(13)	32.0	32.9	(3)

- Fiscal year 2013 net operating profit reflects:
  - Asset impairment charges of US$16.9 million in the USA and Europe Fibre Cement segment
  - New Zealand product liability expenses of US$13.2 million, in the Asia Pacific Fibre Cement segment
- Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments reflects, on a pre-tax basis, a foreign exchange gain of US$5.5 million on an Australian dollar intercompany loan and a recovery of US$2.7 million of legal costs relating to the conclusion of RCI's disputed amended assessment with the ATO
- FY13 second half ordinary dividend of US13.0 cents per security and FY13 special dividend of US24.0 cents per security announced today. Both dividends will be paid on 26 July 2013, with a record date of 28 June 2013

[1] *Comparisons are of the 4th quarter and full year of the current fiscal year versus the 4th quarter and full year of the prior fiscal year*

5

USA & EUROPE FC 4TH QUARTER SUMMARY 1

USA and Europe Fibre Cement results reflected:

Higher sales volume

Lower average net sales price

Lower input costs

Operating costs of re-commissioning idled capacity

Higher fixed manufacturing costs

Asset impairment charges of US$11.1 million

Higher organisational costs to fund initiatives that enhance capability in anticipation of an improved operating environment in the US housing market

1 Comparisons are of the 4th quarter of the current fiscal year versus the 4th quarter of the prior fiscal year 6

USA & EUROPE FIBRE CEMENT

4th Quarter Result 1

Net Sales up 7% to US$236.8 million

Sales Volume up 8% to 379.8 mmsf

Average Price down 1% to US$623 per msf

EBIT 2 up 4% to US$37.8 million

EBIT Margin 2 down 0.5 pts to 16.0%

1 Comparisons are of the 4th quarter of the current fiscal year versus the 4th quarter of the prior fiscal year

2 Excludes asset impairment charges of US$11.1 million and US$14.3 million in 4th quarter FY13 and the 4th quarter FY12, respectively

USA & EUROPE FIBRE CEMENT

Full Year Result 1

Net Sales up 10% to US$951.4 million

Sales Volume up 12% to 1,488.5 mmsf

Average Price down 1% to US$639 per msf

EBIT 2 flat from US$162.7 million to US$162.5 million

EBIT Margin 2 down 1.8 pts to 17.1%

1 Comparisons are of the full year of the current fiscal year versus the full year of the prior fiscal year

2 Excludes asset impairment charges of US$16.9 million and US$14.3 million in FY13 and FY12, respectively 8

USA AND EUROPE FIBRE CEMENT

Quarterly EBIT and EBIT Margin 1

140 35

120 30

100 25

M

$

US 80 20

EBIT 60 15

40 10

20 5

0 0

FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13

EBIT EBIT Margin

1 Excludes asset impairment charges of US$38.6 million in 4th quarter FY08, US$14.3 million in 4th quarter FY12, US$5.8 million in

3rd quarter FY13 and US$11.1 million in 4th quarter FY13

USA FIBRE CEMENT

Top Line Growth

its)

Un

(000s M)

$

Starts (US

ue

/

(mmsf) Reven

lume

Vo

‘00 ‘01 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09 ‘10 11 12 13

JH Volume Housing Starts JH Revenue

• Market and category share tracked as planned in FY13

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau 10

USA & EUROPE FIBRE CEMENT

James Hardie

Average Net Sales Price (US dollars)


US$ per MSF
680
640
600
560
520
480
US$639
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13

11

US ORGANISATIONAL CAPABILITY INITIATIVES

The company incurred higher employment and marketing costs to strengthen organisational capabilities in fiscal year 2013

Such costs include:

Increase in headcount relative to 31 March 2012:

Manufacturing overheads to support start ups and capacity build up 10%

Marketing, Sales and General and Administrative up 15%

Supply Chain up 39%

R&D up 8%

Increase in sales and marketing expenses for promotions, tradeshows and advertising

New R&D facility opened in Q3 FY13 and continued investment in core R&D projects

Future sales growth is anticipated to exceed organisational cost increases, with EBIT to revenue margins expected to improve in financial year 2014

APFC 4TH QUARTER SUMMARY 1

Asia Pacific Fibre Cement results reflected:

Higher sales volume and average net sales price

Higher fixed manufacturing costs

Lower input costs (primarily pulp)

Competitive operating environment in Australia

An improved operating environment in New Zealand

Lower operating earnings in the Philippines business

1 Comparisons are of the 4th quarter of the current fiscal year versus the 4th quarter of the prior fiscal year 13

ASIA PACIFIC FIBRE CEMENT

4th Quarter Result 1

Net Sales up 2% to US$90.0 million

Sales Volume up 2% to 96.2 mmsf

Average Price up 1% to A$900 per msf

EBIT 2 down 6% to US$16.7 million

EBIT Margin 2 down 1.4 pts to 18.6%

1 Comparisons are of the 4th quarter of the current fiscal year versus the 4th quarter of the prior fiscal year

2 Excludes New Zealand product liability expenses of nil and US$3.4 million in 4th quarter FY13 and 4th quarter FY12, respectively

ASIA PACIFIC FIBRE CEMENT

Full Year Result 1

Net Sales down 2% to US$369.9 million

Sales Volume up from 392.3 mmsf to 393.7 mmsf

Average Price down 1% to A$911 per msf

EBIT 2 down 13% to US$74.9 million

EBIT Margin 2 down 2.5 pts to 20.3%

1 Comparisons are of the current fiscal year versus the prior fiscal year

2 Excludes New Zealand product liability expenses of US$13.2 million and US$5.4 million in FY13 and FY12, respectively

NEW AUSTRALIAN MANUFACTURING CAPACITY

James Hardie has entered into a contract to acquire the land and buildings at its existing Carole Park (Queensland) facility

The company will expand capacity at the site

Estimated expenditure of A$89 million for the purchase of property and construction of a six tub, high-through-put JHX sheet machine and finishing line

Construction is to commence in the first quarter of CY14 with the new capacity to be fully operational in the first half of CY15

Expected benefits of investment in the Carole Park facility include:

Enhanced product capability on core product lines

Scyon product manufacturing in Queensland

Lower freight costs

Improved operating efficiencies leading to lower manufacturing unit costs

Increased capacity of the Australian business to meet future demand

Production at our Rosehill (NSW) and Meeandah (Queensland) sites will continue

GROUP OUTLOOK

United States

US operating environment continues to reflect an increasing number of housing starts and improved house values

NAHB expects growth of US repair and remodel market to continue into CY13, albeit at a slower rate than the new housing market

The company is investing in capacity expansions through the re-commissioning of idled facilities, as well as funding market and organisational development initiatives

The company expects EBIT to revenue margins in FY14 to increase as growth in sales revenues is expected to exceed spending on organisational initiatives

Asia Pacific

In Australia, the market environment is likely to remain relatively subdued and the company is not anticipating any substantial increase in net sales in CY14

In New Zealand, the housing market continues to improve

In the Philippines, the business is expected to contribute improved operating earnings over the next twelve months 17

FINANCIAL REVIEW

Russell Chenu, CFO

FINANCIAL REVIEW

Summary

Fourth quarter and full year earnings impacted by:

Increased sales volume in the US business reflecting an improved market environment

Price in the US business constrained by targeted penetration into price-sensitive market segments

Initiatives in the US business to support market and organisational development in anticipation of an improved operating environment

Unfavourable movements in accounting provisions for legacy product liability claims in New Zealand, resulting in a charge of nil (Q4 FY13) and US$13.2 million (full year FY13)

Asset impairment charges of US$11.1 million (Q4 FY13) and US$16.9 million (full year FY13)

Non-recurring foreign exchange gain of US$5.5 million and recovery of RCI legal costs of US$2.7 million (full year FY13)

Total contribution of US$184.1 million (A$177.5 million) to AICF in the 2013 financial year

Dividends paid during the full year increased to US$188.5 million (US$17.4 million in FY12), reflecting a payment of US43.0 cents per security (US4.0 cents in FY12)

FY13 second half ordinary dividends of US13.0 cents per security and FY13 special dividend of US24.0 cents per security announced today. Both dividends will be paid on 26 July 2013

FY13 dividends announced today total US37.0 cents per security, together with the FY13 first half dividend of US5.0 cents per security, brings the full year 2013 dividend to US42.0 cents per security (US42.0 cents in FY12) 19

RESULTS – Q4

US$ Millions Q4 ‘13 Q4 ‘12 % Change

Net sales 326.8 309.3 6

Gross profit 101.8 95.6 6

SG&A expenses (58.0) (48.9) (19)

Research & development expenses (9.4) (8.8) (7)

Asset impairments (11.1) (14.3) 22

Asbestos adjustments (131.6) (31.0)—

EBIT (108.3) (7.4)—

Net interest income (expense) 0.1 (3.7)—

Other income 0.6 3.5 (83)

Income tax benefit 1 38.1 488.3 (92)

Net operating (loss) profit (69.5) 480.7—

1 4th quarter FY12 includes US$485.2 million tax benefit arising on conclusion of RCI’s disputed amended assessment with the ATO

RESULTS – Q4 (CONTINUED)

US$ Millions Q4 ‘13 Q4 ‘12 % Change

Net operating (loss) profit (69.5) 480.7—

Asbestos:

Asbestos adjustments 131.6 31.0—

Other asbestos 1 (0.9) (0.6) (50)

Tax benefit related to asbestos adjustments (38.0) (2.6)—

Asset impairments 11.1 14.3 (22)

ASIC expenses 2.1 0.1—

New Zealand product liability expenses—3.4—

Tax adjustments 2 (5.7) (491.8) 99

Net operating profit excluding asbestos, asset

impairments, ASIC expenses, New Zealand

product liability expenses and tax adjustments 30.7 34.5 (11)

1 Includes AICF SG&A expenses and AICF interest income

2 4th quarter FY12 includes US$485.2 million tax benefit arising on conclusion of RCI’s disputed amended assessment with the ATO 21

RESULTS – FULL YEAR

US$ Millions

FY 2013 FY 2012 % Change

Net sales 1,321.3 1,237.5 7

Gross profit 419.3 407.0 3

SG&A expenses (218.6) (191.0) (14)

Research & development expenses (37.2) (30.4) (22)

Asset impairments (16.9) (14.3) (18)

Asbestos adjustments (117.1) (15.8)—

EBIT 29.5 155.5 (81)

Net interest income (expense) 2.4 (7.4)—

Other income 1.8 3.0 (40)

Income tax benefit 1 11.8 453.2 (97)

Net operating profit 45.5 604.3 (92)

1 FY12 includes US$485.2 million tax benefit arising on conclusion of RCI’s disputed amended assessment with the ATO

RESULTS – FULL YEAR (CONTINUED)

US$ Millions

FY 2013 FY 2012 % Change

Net operating profit 45.5 604.3 (92)

Asbestos:

Asbestos adjustments 117.1 15.8—

Other asbestos 1 (5.3) (0.5)—

Tax benefit related to asbestos adjustments (32.9) (2.7)—

Asset impairments 16.9 14.3 18

ASIC expenses 2.6 1.1—

New Zealand product liability expenses 13.2 5.4—

Tax adjustments 2 (16.3) (493.4) 97

Net operating profit excluding asbestos, asset

impairments, ASIC expenses, New Zealand

product liability expenses and tax adjustments 140.8 144.3 (2)

1 Includes AICF SG&A expenses and AICF interest income 23

2 FY12 includes US$485.2 million tax benefit arising on conclusion of RCI’s disputed amended assessment with the ATO

SEGMENT EBIT – Q4

US$Millions

Q4 ’13 Q4 ’12 % Change

USA and Europe Fibre Cement 1 37.8 36.4 4

Asia Pacific Fibre Cement 2 16.7 17.7 (6)

Research & Development 3 (6.9) (5.5) (25)

Total segment EBIT excluding asset impairments

and New Zealand product liability expenses 47.6 48.6 (2)

General corporate costs excluding asbestos and (10.6) (6.7) (58)

ASIC expenses

Total EBIT excluding asbestos, asset

impairments, ASIC expenses and New Zealand 37.0 41.9 (12)

product liability expenses

Asbestos adjustments (131.6) (31.0)—

AICF SG&A expenses (0.5) (0.5)—

Asset impairments (11.1) (14.3) 22

ASIC expenses (2.1) (0.1)—

New Zealand product liability expenses—(3.4)—

Total EBIT (108.3) (7.4)—

1 USA and Europe Fibre Cement EBIT excludes asset impairments

2 Asia Pacific Fibre Cement EBIT excludes New Zealand product liability expenses

3 Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units 24

SEGMENT EBIT – FULL YEAR

US$ Millions	FY 2013	FY 2012	% Change
USA and Europe Fibre Cement [1]	162.5	162.7	-
Asia Pacific Fibre Cement [2]	74.9	85.7	(13)
Research & Development [3]	(26.0)	(20.7)	(26)
Total segment EBIT excluding asset impairments and New Zealand product liability expenses	211.4	227.7	(7)
General corporate costs excluding asbestos and ASIC expenses [4]	(30.4)	(32.8)	7
Total EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	**181.0**	**194.9**	**(7)**
Asbestos adjustments	(117.1)	(15.8)	-
AICF SG&A expenses	(1.7)	(2.8)	39
Asset impairments	(16.9)	(14.3)	(18)
ASIC expenses	(2.6)	(1.1)	-
New Zealand product liaiblity expenses	(13.2)	(5.4)	-
Total EBIT	**29.5**	**155.5**	**(81)**

[1] *USA and Europe Fibre Cement EBIT excludes asset impairment charges*

[2] *Asia Pacific Fibre Cement EBIT excludes New Zealand product liability expenses*

[3] *Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units*

[4] *General corporate costs excluding asbestos and ASIC expenses for the current fiscal year reflects a legal cost recovery of US$2.7 million associated with the conclusion of RCI's disputed amended tax assessment with the ATO and a US$5.5 million foreign exchange gain related to an Australian dollar intercompany loan*

25

INCOME TAX EXPENSE – Q4

US$ Millions Q4 ‘13 Q4 ‘12

Operating loss before income taxes (107.6) (7.6)

Asbestos:

Asbestos adjustments 131.6 31.0

Other asbestos 1 (0.9) (0.6)

Asset impairments 11.1 14.3

New Zealand product liability expenses—3.4

Operating profit before income taxes excluding asbestos,

asset impairments and New Zealand product liability 34.2 40.5 expenses

Income tax benefit 2 38.1 488.3

Asbestos:

Tax benefit related to asbestos adjustments (38.0) (2.6)

Tax adjustments 2 (5.7) (491.8)

Income tax expense excluding tax adjustments (5.6) (6.1)

Effective tax rate excluding asbestos, asset impairments,

New Zealand product liability expenses and tax 16.4% 15.0%

adjustments

1 Includes AICF SG&A expenses and AICF interest income

2 4th quarter FY12 includes US$485.2 million tax benefit arising on conclusion of RCI’s disputed amended assessment with the ATO 26

INCOME TAX EXPENSE – FULL YEAR

USMillions$ FY 2013 FY 2012

Operating profit before income taxes 33.7 151.1

Asbestos:

Asbestos adjustments 117.1 15.8

Other asbestos 1 (5.3) (0.5)

Asset impairments 16.9 14.3

New Zealand product liability expenses 13.2 5.4

Operating profit before income taxes excluding asbestos,

asset impairments and New Zealand product liability 175.6 186.1 expenses

Income tax benefit 2 11.8 453.2

Asbestos:

Tax benefit related to asbestos adjustments (32.9) (2.7)

Tax adjustments 2 (16.3) (493.4)

Income tax expense excluding tax adjustments (37.4) (42.9)

Effective tax rate excluding asbestos, asset impairments,

New Zealand product liability expenses and tax 21.3% 23.1%

adjustments

1 Includes AICF SG&A expenses and AICF interest income 27

2 FY12 includes US485.2 million tax benefit arising on conclusion of RCI’s disputed amended assessment with$ the ATO

CASHFLOW 1

USMillions$ FY 2013 FY 2012

EBIT 29.5 155.5

Non-cash items:

Asbestos adjustments 117.1 15.8

Asset impairments 16.9 14.3

Other non-cash items 11.6 73.0

Net working capital movements (34.0) 82.1

Cash Generated By Trading Activities 141.1 340.7

Tax payments, net (83.3) 238.1

Change in other non-trading assets and liabilities 2 241.0 (127.1)

Change in asbestos-related assets & liabilities (5.3) (1.8)

Payment to the AICF (184.1) (51.5)

Interest paid (net) (0.1) (11.2)

Net Operating Cash Flow 109.3 387.2

Purchases of property, plant & equipment (61.1) (35.8)

Proceeds from sale of property, plant & equipment 1.4 0.3

Deposit on acquisition—(14.4)

Common stock repurchased and retired—(19.0)

Dividends paid (188.5) (17.4)

Proceeds from issuance of shares 26.3 11.0

Tax benefit from stock options exercised 3.5—

Effect of exchange rate on cash (2.6) (6.1)

Movement In Net (Debt) Cash (111.7) 305.8

Beginning Net Cash (Debt) 265.4 (40.4)

Ending Net Cash 153.7 265.4

1 Certain reclassifications have been reflected in the prior period to conform with current period presentation

2 Includes restricted cash movements related to the early contribution made to AICF on 2 April 2012 (see page 33 for further information) 28

CAPITAL EXPENDITURE

US$ Millions FY 2013 FY 2012 % Change

USA and Europe Fibre Cement (including

Research and Development) 50.4 29.1 73

Asia Pacific Fibre Cement 10.7 6.7 60

Total 61.1 35.8 71

The company is expanding production capacity in anticipation of the continued improvement of the operating environment and expects to incur significant capital expenditures in FY14 and beyond to meet anticipated demand increases in its major markets

DEBT

The company refinanced its existing credit facilities during the fourth quarter of the 2013 financial year

At 31 March 2013:

US$ Millions

Total facilities 405.0

Gross debt—

Cash 153.7

Net cash (153.7)

Unutilised facilities and cash 558.7

Weighted average remaining term of total facilities was 3.1 years at 31 March 2013, up from 0.9 years at 31 March

2012

Net cash of US$153.7 million compared to net cash of US$265.4 million at 31 March 2012

James Hardie remains well within its financial debt covenants

DIVIDENDS FROM FY13 EARNINGS

The company announced today an ordinary dividend of US13.0 cents per security (“FY13 second half dividend”) and a special dividend of US24.0 cents per security (“FY13 special dividend”)

Both dividends are declared in US currency and will be paid on 26 July 2013, with a record date of 28 June 2013

The FY13 second half dividend represents an early increase in the company’s dividend payout ratio from between 20% and 30% to between 30% and 50% of net operating profit (excluding asbestos adjustments), which was announced in November 2012 to apply from FY14 onwards

The FY13 special dividend represents amounts that were not utilised in the company’s share buyback program which expired in May 2013

Full year dividend of US42.0 cents per security (approximately US$185.5 million) is equal to prior full year dividend of US42.0 cents per security (US$183.8 million) 31

FUTURE SHAREHOLDER RETURNS

The company announced in November 2012 a dividend payout ratio of between 30% and 50% of net operating profit (excluding asbestos adjustments) from FY14 onwards

The company also announced today:

A new share buyback program to acquire up to 5% of issued capital over the next 12 months. The actual shares that the company may buyback will be subject to share price levels, consideration of the effect of the share buyback on return on equity, and capital requirements

If and to the extent the company does not undertake share buybacks during FY14, the company will consider further distributions to shareholders over and above those contemplated under the company’s dividend policy subject to:

an assessment of the current and expected industry conditions in the group’s major markets of the US and Australia an assessment of the group’s capital requirements, especially for funding of expansion and growth initiatives global economic conditions and outlook, and

total net operating profit (excluding asbestos adjustments) for financial year 2014 32

ASBESTOS COMPENSATION

Summary

Updated actuarial report completed as at 31 March 2013

Discounted central estimate increased to A$1.694 billion from A$1.580 billion

Total contributions of US$184.1 million were made to AICF during FY13, including an early contribution of US$138.7 million made on 2 April 2012

In accordance with the terms of the AFFA, and the arrangements agreed with the NSW Government and AICF for the early contribution, the Company does not anticipate making a contribution to AICF in FY14

FUNDING ARRANGEMENTS

Net accounting liability under AFFA

A$ millions (except where stated) 31-Mar-13 31-Mar-12

Central Estimate – Discounted 1,693.6 1,580.1

Discounting and inflation allowance (348.6) (267.0)

Provision for claims handling costs of AICF 36.2 44.3

Other US GAAP adjustments 21.8 25.9

Net assets of AICF (128.1) (32.7)

Contributions for asbestos research and education 1.8 2.1

Effect of tax (459.3) (446.5)

Net post-tax unfunded liability in A$ 817.4 906.2

Exchange rate US$ per A$1.00 1.0420 1.0402

Net post-tax unfunded liability in US$ millions 851.6 942.6

UPDATED ACTUARIAL ESTIMATE

7,000

6,000

5,000

million 4,000

$

A 3,586 3,604

3,000

3,131 3,079 3,169 3,027 3,124

2,811 2,906

2,000 2,661 2,525 2,513

1,685 1,782 1,694

1,000 1,536 1,568 1,517 1,555 1,355 1,426 1,537 1,478 1,580

0

30 Jun 2004 31 Mar 2005 30 June 2005 31 Mar 2006 30 Sept 2006 31 Mar 2007 31 Mar 2008 31 Mar 2009 31 Mar 2010 31 Mar 2011 31 Mar 2012 31 Mar 2013

Sensitivity Range (net, undiscounted) Discounted central estimate (net) Undiscounted central estimate (net)

NET CLAIMS

Net claims paid full year FY13:

KPMG

AICF AICF

Actuarial

A$ Millions Full Year Full Year

Estimate For

2013 2012

FY 2013*

Claims Paid 112.6 109.9 88.2

Legal Costs 8.7 12.3 10.9

Insurance and cross claim recoveries (35.7) (14.9) (23.8)

Total net claims costs 85.6 107.3 75.3

* FY13 Actuarial Estimate as of 31 March 2012

ASBESTOS FUND

A$ millions

AICF cash and investments—31 March 2012 62.5

Contribution to AFFA by James Hardie 1 177.5

Insurance and cross claim recoveries 35.7

Interest income and unrealised gain on investments 7.7

Claims paid including legal costs (121.3)

Operating costs (4.0)

Repayment of NSW Government loan facility (29.7)

Other (0.3)

AICF net cash and investments—31 March 2013 128.1

1 In accordance with Amended and Restated Final Funding Agreement

NEW ZEALAND WEATHERTIGHTNESS

Since FY02 James Hardie NZ subsidiaries have been joined to product liability claims that relate to buildings primarily constructed from 1998 to 2004

These claims often involve multiple parties and poor construction practices, and allege losses due to excessive moisture penetration

During FY13 the company recognised US$13.2 million in expenses related to NZ product liability claims

At 31 March 2013 the provision for NZ product liability claims was US$15.2 million

New Zealand Ministry of Education (MoE) claim:

On 16 April 2013, the MoE filed a ‘representative action’ against two James Hardie NZ subsidiaries and other parties

The company is not yet able to determine the amount or range of loss, if any, that the NZ subsidiaries may be liable for

Accordingly, the company has not made a provision for the MoE claim

SUMMARY

Net operating profit of US$140.8 million, which excludes asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments reflected:

Improved sales volume in the US business reflecting an improved market environment

Price in the US business constrained by targeted penetration into price-sensitive market segments

Higher employment and marketing costs to strengthen organisational capabilities in anticipation of an improved operating environment in the US

Lower operating earnings from Asia Pacific

Non-recurring foreign exchange gain of US$5.5 million and recovery of RCI legal costs of US$2.7 million

Total contribution to AICF of US$184.1 million

Dividends paid of US$188.5 million

QUESTIONS

APPENDIX

James Hardie

FINANCIAL SUMMARY

US$ Millions	Q4 '13	Q4 '12	% Change	FY2013	FY2012	% Change
Net Sales						
USA and Europe Fibre Cement	$ 236.8	$ 220.7	7	$ 951.4	$ 862.0	10
Asia Pacific Fibre Cement	90.0	88.6	2	369.9	375.5	(2)
Total Net Sales	$ 326.8	$ 309.3	6	$ 1,321.3	$ 1,237.5	7
EBIT - US$ Millions [1]						
USA and Europe Fibre Cement	$ 37.8	$ 36.4	4	$ 162.5	$ 162.7	-
Asia Pacific Fibre Cement	16.7	17.7	(6)	74.9	85.7	(13)
Research & Development	(6.9)	(5.5)	(25)	(26.0)	(20.7)	(26)
General corporate costs excluding asbestos and ASIC	(10.6)	(6.7)	(58)	(30.4)	(32.8)	7
Total EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	**$ 37.0**	**$ 41.9**	**(12)**	**$ 181.0**	**$ 194.9**	**(7)**
Net interest expense excluding AICF interest income	(1.3)	(4.8)	73	(4.6)	(10.7)	57
Other income	0.6	3.5	(83)	1.8	3.0	(40)
Income tax expense excluding asbestos and tax adjustments	(5.6)	(6.1)	7	(37.4)	(42.9)	13
Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	**$ 30.7**	**$ 34.5**	**(11)**	**$ 140.8**	**$ 144.3**	**(2)**

[1] USA and Europe Fibre Cement EBIT excludes asset impairments of US$11.1 million (4th quarter FY13), US$14.3 million (4th quarter FY12), US$16.9 million (FY13) and US$14.3 million (FY12). Asia Pacific Fibre Cement EBIT excludes New Zealand product liability expenses of nil (4th quarter FY13), US$3.4 million (4th quarter FY12), US$13.2 million (FY13) and US$5.4 million (FY12)

42

KEY RATIOS*

FY 2013 FY 2012 FY2011

EPS (Diluted) 1 32.0c 32.9c 26.7c

Dividend Paid per share 42.7c 4.0c N/A

Return on Shareholders’ Funds1, 3 10.4% 11.2% 10.0%

Return on Capital Employed 2, 3 20.4% 21.0% 19.7%

EBIT/ Sales (EBIT margin) 2 13.7% 15.7% 15.8%

Gearing Ratio 1 (12.9)% (24.4)% 32%.

Net Interest Expense Cover 2 39.3x 23.8x 22.9x

Net Interest Paid Cover 2 - 24.5x 21.8x

Net Debt Payback 3 — 0.2yrs

* Certain reclassifications have been reflected in the prior periods shown above to conform with current period presentation

1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, tax benefit related to asbestos adjustments, ASIC expenses/recoveries, asset impairments, New Zealand product liability expenses and tax adjustments

2 Excludes asbestos adjustments, AICF SG&A expenses, asset impairments, New Zealand product liability expenses and ASIC expenses/recoveries

3 Includes restricted cash set aside for AFFA

EBITDA – Q4

USMillions$ Q4 ’13 Q4 ’12 % Change

EBIT

USA and Europe Fibre Cement 1 37.8 36.4 4

Asia Pacific Fibre Cement 2 16.7 17.7 (6)

Research & Development (6.9) (5.5) (25)

General corporate excluding asbestos and ASIC expenses (10.6) (6.7) (58)

Depreciation and Amortisation

USA and Europe Fibre Cement 3 10.8 14.7 (27)

Asia Pacific Fibre Cement 2.4 2.7 (11)

Total EBITDA excluding asbestos, asset impairments,

ASIC expenses and New Zealand product liability 50.2 59.3 (15)

expenses

Asbestos adjustments (131.6) (31.0)—

AICF SG&A expenses (0.5) (0.5)—

Asset impairments (11.1) (14.3) 22

ASIC expenses (2.1) (0.1)—

New Zealand product liability expenses—(3.4)—

Total EBITDA (95.1) 10.0—

1 Excludes asset impairments

2 Excludes New Zealand product liability expenses

3 USA and Europe Fibre Cement depreciation and amortisation in 4th quarter of FY13 includes a favourable accounting adjustment, 44 which is not expected to recur in the future, related to the company’s estimated useful life for certain production assets

EBITDA – FULL YEAR

FY 2013 FY 2012 % Change

USMillions$

EBIT

USA and Europe Fibre Cement 1 162.5 162.7—

Asia Pacific Fibre Cement 2 74.9 85.7 (13)

Research & Development (26.0) (20.7) (26)

General corporate excluding asbestos and ASIC expenses (30.4) (32.8) 7

Depreciation and Amortisation

USA and Europe Fibre Cement 3 51.4 54.5 (6)

Asia Pacific Fibre Cement 9.8 10.7 (8)

Total EBITDA excluding asbestos, asset impairments,

ASIC expenses and New Zealand product liability

expenses 242.2 260.1 (7)

Asbestos adjustments (117.1) (15.8)—

AICF SG&A expenses (1.7) (2.8) 39

Asset impairments (16.9) (14.3) (18)

ASIC expenses (2.6) (1.1)—

New Zealand product liability expenses (13.2) (5.4)—

Total EBITDA 90.7 220.7 (59)

1 Excludes asset impairments

2 Excludes New Zealand product liability expenses

3 USA and Europe Fibre Cement depreciation and amortisation in FY13 includes a favourable accounting adjustment, which is not 45 expected to recur in the future, related to the company’s estimated useful life for certain production assets

GENERAL CORPORATE COSTS – Q4

US$ Millions

Q4 ‘13 Q4 ‘12 % Change

Stock compensation expense 2.1 2.7 22

Other costs 8.5 4.0—

General corporate costs excluding ASIC 10.6 6.7 (58)

expenses

ASIC expenses 2.1 0.1—

General corporate costs 12.7 6.8 (87)

GENERAL CORPORATE COSTS – FULL YEAR

US$ Millions

FY 2013 FY 2012 % Change

Stock compensation expense 10.8 11.1 3

Other costs 27.8 21.7 (28)

General corporate costs excluding ASIC

expenses, intercompany foreign exchange 38.6 32.8 (18)

gain and recovery of legal costs

ASIC expenses 26. 11.—

Recovery of RCI legal costs (2.7) —

Intercompany foreign exchange gain (5.5) —

General corporate costs 33.0 33.9 3

NET INTEREST INCOME (EXPENSE)

US$ Millions

Q4 ’13 Q4 ’12 FY 2013 FY 2012

Gross interest expense (0.9) (0.8) (3.4) (3.7)

Interest income 0.2 0.3 0.9 0.5

Realised loss on interest rate swaps (0.6) (4.3) (2.1) (7.5)

Net interest expense excluding AICF interest income (1.3) (4.8) (4.6) (10.7)

AICF interest income 1.4 1.1 7.0 3.3

Net interest income (expense) 0.1 (3.7) 2.4 (7.4)

CHANGES IN A$ VERSUS US$

1.20

1.10

Rate 1.00

Exchange 0.90

$ 0.80

US

/

$

A 0.70

0.60

30 Jun 09 30 Sep 09 31 Dec 09 31 Mar 10 30 Jun 10 30 Sep 10 31 Dec 10 31 Mar 11 30 Jun 11 30 Sep 11 31 Dec 11 31 Mar 12 30 Jun 12 30 Sep 12 31 Dec 12 31 Mar 13

– Unfavourable impact from translation of Asia Pacific results – Q4 FY13 Earnings Balance Sheet vs Q4 FY12 N/A

– Favourable impact on corporate costs incurred in Australian dollars –

Q4 FY13 vs Q4 FY12 N/A

– Unfavourable impact from translation of asbestos liability balance – 31

March 2013 vs 31 March 2012

James Hardie

TOTAL US HOUSING STARTS


U.S. Housing Starts
Calendar Quarters
(Thousands of Starts)
800
600
400
200
0
-200
-400
-600
-800
-1000
-1200
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
Q1'05
Q2'05
Q3'05
Q4'05
Q1'06
Q2'06
Q3'06
Q4'06
Q1'07
Q2'07
Q3'07
Q4'07
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4'10
Q1'11
Q2'11
Q3'11
Q4'11
Q1'12
Q2'12
Q3'12
Q4'12
Q1'13
6%
7%
7%
4%
4%
-9%
19%
-25%
-31%
-21%
-23%
-24%
-28%
-31%
-33%
-44%
-51%
-46%
-31%
-19%
17%
12%
1%
-3%
-7%
-5%
6%
23%
23.4%
28.0%
25.2%
37.8%
36.1%
Housing starts
%Growth (same QtrPY)

50

ENDNOTES

This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics

AFFA – Amended and Restated Final Funding Agreement

AICF – Asbestos Injuries Compensation Fund Ltd

ASIC – Australian Securities and Investments Commission

ATO – Australian Taxation Office

NBSK – Northern Bleached Soft Kraft; the company’s benchmark grade of pulp

ENDNOTES (CONTINUED)

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s consolidated financial statements:

Management’s Analysis of Results and Consolidated Statements of Operations

Media Release and Other Comprehensive Income (Loss)

(US GAAP)

Net sales Net sales

Cost of goods sold Cost of goods sold

Gross profit Gross profit

Selling, general and administrative expenses Selling, general and administrative expenses

Research and development expenses Research and development expenses

Asbestos adjustments Asbestos adjustments

EBIT* Operating income (loss)

Net interest income (expense)* Sum of interest expense and interest income

Other income (expense) Other income (expense)

Operating profit (loss) before income taxes* Income (loss) before income taxes

Income tax (expense) benefit Income tax (expense) benefit

Net operating profit (loss)* Net income (loss)

*- Represents non-U.S. GAAP descriptions used by Australian companies.

ENDNOTES (CONTINUED)

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees) Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised Net debt payback – Net debt (cash) divided by cash flow from operations Net debt (cash) – Short-term and long-term debt less cash and cash equivalents Return on Capital employed – EBIT divided by gross capital employed

James Hardie

NON-US GAAP FINANCIAL MEASURES

EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses – EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes

US$ Millions	Q4 FY 2013	Q4 FY 2012	FY 2013	FY 2012
EBIT	$ (108.3)	$ (7.4)	$ 29.5	$ 155.5
Asbestos:				
Asbestos adjustments	131.6	31.0	117.1	15.8
AICF SG&A expenses	0.5	0.5	1.7	2.8
Asset impairments	11.1	14.3	16.9	14.3
ASIC expenses	2.1	0.1	2.6	1.1
New Zealand product liability expenses	-	3.4	13.2	5.4
EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	37.0	41.9	181.0	194.9
Net sales	$ 326.8	$ 309.3	$ 1,321.3	$ 1,237.5
EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	11.3%	13.5%	13.7%	15.7%

54

James Hardie

NON-US GAAP FINANCIAL MEASURES (CONTINUED)

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes

US$ Millions	Q4 FY 2013	Q4 FY 2012	FY 2013	FY 2012
Net operating (loss) profit	$ (69.5)	$ 480.7	$ 45.5	$ 604.3
Asbestos:				
Asbestos adjustments	131.6	31.0	117.1	15.8
AICF SG&A expenses	0.5	0.5	1.7	2.8
AICF interest income	(1.4)	(1.1)	(7.0)	(3.3)
Tax benefit related to asbestos adjustments	(38.0)	(2.6)	(32.9)	(2.7)
Asset impairments	11.1	14.3	16.9	14.3
ASIC expenses	2.1	0.1	2.6	1.1
New Zealand product liability expenses	-	3.4	13.2	5.4
Tax adjustments	(5.7)	(491.8)	(16.3)	(493.4)
Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	$ 30.7	$ 34.5	$ 140.8	$ 144.3

55

NON-US GAAP FINANCIAL MEASURES (CONTINUED)

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes

Q4 Q4

USMillions$ FY 2013 FY 2012 FY 2013 FY 2012

Net operating profit excluding asbestos, asset

impairments, ASIC expenses, New Zealand

product liability expenses and tax adjustments $ 30.7 $ 34.5 $ 140.8 $ 144.3

Weighted average common shares outstanding—

Diluted (millions) 442.6 437.5 440.6 437.9

Diluted earnings per share excluding asbestos,

asset impairments, ASIC expenses, New Zealand

product liability expenses and tax adjustments

(US cents) 6.9 7.9 32.0 32.9

James Hardie

NON-US GAAP FINANCIAL MEASURES (CONTINUED)

Effective tax rate excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments – Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes

US$ Millions	Q4 FY 2013	Q4 FY 2012	FY 2013	FY 2012
Operating (loss) profit before income taxes	$ (107.6)	$ (7.6)	$ 33.7	$ 151.1
Asbestos:				
Asbestos adjustments	131.6	31.0	117.1	15.8
AICF SG&A expenses	0.5	0.5	1.7	2.8
AICF interest income	(1.4)	(1.1)	(7.0)	(3.3)
Asset impairments	11.1	14.3	16.9	14.3
New Zealand product liability expenses	-	3.4	13.2	5.4
Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability expenses	$ 34.2	$ 40.5	$ 175.6	$ 186.1
Income tax benefit	38.1	488.3	11.8	453.2
Asbestos:				
Tax benefit related to asbestos adjustments	(38.0)	(2.6)	(32.9)	(2.7)
Tax adjustments	(5.7)	(491.8)	(16.3)	(493.4)
Income tax expense excluding asbestos and tax adjustments	(5.6)	(6.1)	(37.4)	(42.9)
Effective tax (benefit) rate	35.4%	6425.0%	(35.0%)	(299.9%)
Effective tax rate excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments	16.4%	15.0%	21.3%	23.1%

57

NON-US GAAP FINANCIAL MEASURES (CONTINUED)

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements

Q4 Q4

US$ Millions FY 2013 FY 2012 FY 2013 FY 2012

EBIT $ (108.3) $ (7.4) $ 29.5 $ 155.5

Depreciation and amortisation 13.2 17.4 61.2 65.2

Adjusted EBITDA $ (95.1) $ 10.0 $ 90.7 $ 220.7

NON-US GAAP FINANCIAL MEASURES (CONTINUED)

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs

– General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes

Q4 Q4

US$ Millions FY 2013 FY 2012 FY 2013 FY 2012

General corporate costs $ 12.7 $ 6.8 $ 33.0 $ 33.9

Excluding:

ASIC expenses (2.1) (0.1) (2.6) (1.1)

Intercompany foreign exchange gain — 5.5 — —

Recovery of RCI legal costs — 2.7 — —

General corporate costs excluding ASIC

expenses, intercompany foreign exchange gain

and recovery of RCI legal costs $ 10.6 $ 6.7 $ 38.6 $ 32.8

NON-US GAAP FINANCIAL MEASURES (CONTINUED)

Selling, general and administrative expenses excluding New Zealand product liability expenses – Selling, general and administrative expenses excluding New Zealand product liability expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes

Q4 Q4

USMillions$ FY 2013 FY 2012 FY 2013 FY 2012

Selling, general and administrative expenses $ 58.0 $ 48.9 $ 218.6 $ 191.0

Excluding:

New Zealand product liability expenses —(3.4) (13.2) (5.4)

Selling, general and administrative expenses

excluding New Zealand product liability expenses $ 58.0 $ 45.5 $ 205.4 $ 185.6

Net Sales $ 326.8 $ 309.3 $ 1,321.3 $ 1,237.5

Selling, general and administrative expenses as a

percentage of net sales 17.7% 15.8% 16.5% 15.4%

Selling, general and administrative expenses

excluding New Zealand product liability expenses as

a percentage of net sales 17.7% 14.7% 15.5% 15.0%

Q4 FY13 MANAGEMENT PRESENTATION

23 May 2013